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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [x] Form 10-Q
              [  ] Form N-SAR

         For Period ended:  March 31, 2003
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:___________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Industries International, Incorporated
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Full Name of Registrant

N/A
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Former Name if Applicable

4/F Wondial Building, Keji South 6 Road
Shenzhen High Tech Industrial Park, Shennen Road
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Address of Principal Executive Office (Street and Number)

Shenzhen, China
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company has not yet received from third parties all the information it needs to complete the preparation of its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Weijiang Yu               011-86          755-26983856
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(Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Industries International, Incorporated
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 12, 2003


Weijiang Yu
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Weijiang Yu, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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Industries International, Incorporated
Notification of Late Filing
Part IV, Item 3.

Significant Change in Results of Operations

There will be a significant change in the Company's results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Company's Form 10-QSB. Prior to February 2003, the Company had no operations and its only revenue during the fiscal years ended December 31, 2002 and December 31, 2001 consisted of $27,000. This revenue was received from a settlement related to a lease termination. In February 2003 the Company and its majority stockholders entered into a Share Exchange Agreement with Broad Faith Limited and its sole stockholder. As a result of the share exchange, Broad Faith Limited became a wholly-owned subsidiary of the Company. Through Broad Faith Limited, the Company is engaged in the development, production and distribution throughout China of communications terminal products, mainly corded and cordless telephones which are sold under the trademark, Wondial. During the fiscal year ended December 31, 2002, Broad Faith Limited earned operating revenue of $35.85 million.







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